UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 25, 2011

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit	Description

99.1	Press release dated August 8, 2011 CDC Software Previews Pivotal Visual Workflow Tool at CRM Evolution Conference and Exhibition

99.2	Press release dated August 16, 2011 CDC Software to Hold Second Quarter 2011 Earnings Call on August 25, 2011 at 8:30 A.M. EDT

99.3	Press release dated August 16, 2011 Ross Systems Announces New Version of Ross ERP Which Pushes Role-based Content Directly to the User

99.4	Press release dated August 25, 2011 CDC Software Reports Second Quarter 2011 Non-GAAP Revenue of $56.5 Million, Earnings per Share of $0.08 per Share and Non-GAAP Net Income of $2.2 million

99.5	PowerPoint Presentation dated August 25, 2011 CDC Software Financial Results for Q2 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: August 25, 2011	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated August 8, 2011 CDC Software Previews Pivotal Visual Workflow Tool at CRM Evolution Conference and Exhibition

99.2	Press release dated August 16, 2011 CDC Software to Hold Second Quarter 2011 Earnings Call on August 25, 2011 at 8:30 A.M. EDT

99.3	Press release dated August 16, 2011 Ross Systems Announces New Version of Ross ERP Which Pushes Role-based Content Directly to the User

99.4	Press release dated August 25, 2011 CDC Software Reports Second Quarter 2011 Non-GAAP Revenue of $56.5 Million, Earnings per Share of $0.08 per Share and Non-GAAP Net Income of $2.2 million

99.5	PowerPoint Presentation dated August 25, 2011 CDC Software Financial Results for Q2 2011